Exhibit 99.1
Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
EnCana Corporation (“EnCana”)
#1800, 855 — 2nd Street SW
Calgary, Alberta T2P 2S5

Item 2.	Date of Material Change
May 11, 2008

Item 3.	News Release
EnCana issued a news release on May 11, 2008 (through Canada Newswire) at Calgary, Alberta which release disclosed the nature and substance of the material change.

Item 4.	Summary of Material Change
On May 11, 2008, EnCana announced that its Board of Directors has unanimously approved a proposal to split EnCana into two highly focused energy companies — one a natural gas company with a portfolio of early life, North American, natural gas resource plays and the other a fully integrated oil company with industry-leading in-situ oilsands properties and top-performing refineries, as well as an underlying foundation of reliable oil and gas resource plays.
The proposed corporate reorganization will be implemented through a court-approved Plan of Arrangement. This transaction will create a publicly-traded integrated oil company with oilsands as the growth driver. This company, which has a working name of IntegratedOilCo (IOCo), will focus on the development of EnCana’s Canadian oilsands assets and refinery interests in the United States, underpinned by a well-established natural gas and oil production base in Alberta and Saskatchewan. IOCo assets, which encompass EnCana’s Integrated Oil and Canadian Plains divisions, represent about one-third of EnCana’s current production and proved reserves.
EnCana’s other major operating divisions, Canadian Foothills and USA, will form a pure-play natural gas company, aimed at growing existing high-potential resource plays in Canada and the United States. With a working name of GasCo, it will represent about two-thirds of EnCana’s current production and proved reserves. It is expected that GasCo will retain the name EnCana Corporation. The permanent name of IOCo will be determined before the transaction closes.
A proxy circular setting out the details of the Plan of Arrangement is expected to be mailed to EnCana shareholders in the fall of 2008. EnCana expects, subject to the satisfaction of conditions and receipt of approvals, to complete the transaction in early 2009.

Item 5.	Full Description of Material Change
On May 11, 2008, EnCana announced that its Board of Directors has unanimously approved a proposal to split EnCana into two highly focused energy companies — one a natural gas company with a portfolio of early life, North American, natural gas resource plays and the other a fully integrated oil company with industry-leading in-situ oilsands properties and top-performing refineries, as well as an underlying foundation of reliable oil and gas resource plays.
This transaction will create a publicly-traded integrated oil company with oilsands as the growth driver. IOCo will focus on the development of EnCana’s Canadian oilsands assets and refinery interests in the United States, underpinned by a well-established natural gas and oil production base in Alberta and Saskatchewan. IOCo assets, which encompass EnCana’s Integrated Oil and Canadian Plains divisions, represent about one-third of EnCana’s current production and proved reserves.
EnCana’s other major operating divisions, Canadian Foothills and USA, will form a pure-play natural gas company, aimed at growing existing high-potential resource plays in Canada and the United States. GasCo will represent about two-thirds of EnCana’s current production and proved reserves. It is expected that GasCo will retain the name EnCana Corporation. The permanent name of IOCo will be determined before the transaction closes.
The designated executives of the two companies are:
IOCo:
•	Brian Ferguson, EnCana’s Chief Financial Officer, is designated President and Chief Executive Officer
•	Ivor Ruste, EnCana’s Chief Risk Officer, is designated Chief Financial Officer
•	John Brannan, President, Integrated Oil, will continue to lead this division
•	Don Swystun, President, Canadian Plains, will continue to lead this division
GasCo:
•	Randy Eresman is designated President & Chief Executive Officer
•	Sherri Brillon, EnCana’s Executive Vice-President, Strategic Planning & Portfolio Management, is designated Chief Financial Officer
•	Mike Graham, President, Canadian Foothills, will continue to lead this division
•	Jeff Wojahn, President, USA, will continue to lead this division
David O’Brien is designated as Chairman of the Board of Directors of GasCo and Randy Eresman is a designated director of IOCo.
Under the proposed transaction, EnCana common shareholders will receive one share in each of GasCo and IOCo in exchange for each EnCana share held. The transaction is generally expected to be tax free to shareholders.

At March 31, 2008, EnCana had long-term debt outstanding of about US$10.1 billion, including approximately US$8.2 billion in bonds and medium term notes. EnCana is working with its financial advisors to examine alternatives to provide an orderly and cost effective transition of debt between the entities. EnCana has suspended purchases under its Normal Course Issuer Bid program and intends to use free cash flow to reduce net debt levels prior to year-end.
IOCo intends to arrange committed bank credit facilities to facilitate the closing of the transaction and assist with the orderly transition of debt between entities. These facilities are expected to be partially repaid from the subsequent issuance of long-term debt by IOCo.
The proposed reorganization will be carried out pursuant to a court-approved Plan of Arrangement under the Canada Business Corporations Act and is subject to receipt of favourable rulings from Canadian and U.S. tax authorities, shareholder approval, approval of the Court of Queen’s Bench of Alberta, receipt of appropriate regulatory approvals and satisfaction of other customary closing conditions.
The restructuring of the Canadian businesses will cause an acceleration of future taxes that will be recognized in 2008. The impact on 2008 cash taxes is expected to be an increase of approximately US$1 billion. This is offset by a U.S. tax benefit which will accrue to GasCo in 2010 and subsequent years as a result of returning to independent producer status. The expected net present value of the tax cost of the restructuring is approximately US$250 million.
A proxy circular setting out the details of the Plan of Arrangement is expected to be mailed to EnCana shareholders in the fall of 2008. EnCana expects, subject to the satisfaction of conditions and receipt of approvals, to complete the transaction in early 2009.
Expenses of the transaction are expected to be less than US$300 million after-tax, in the aggregate, and will be recorded as incurred and disclosed in each quarter for the appropriate company.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
Kerry D. Dyte, Vice-President, General Counsel & Corporate Secretary
(403) 645-2000

Item 9.	Date of Report
May 20, 2008